UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-13069

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHOICEPOINT INC.

1000 Alderman Drive, Alpharetta, Georgia 30005

General

The ChoicePoint Inc. 401(k) Profit Sharing Plan (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, in lieu of the requirements of Items 1–3 of Form 11–K, the financial statements of the Plan as of and for the years ended December 31, 2007 and 2006, and Supplemental Schedule as of December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.:

I.	ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Supplemental Schedule as of and for the years ended December 31, 2007 and 2006 and Report of Independent Registered Public Accounting Firm.

A.	Audited financial statements.

1.	Report of independent registered public accounting firm.

2.	Statements of net assets available for benefits—December 31, 2007 and 2006.

3.	Statements of changes in net assets available for benefits, for the years ended December 31, 2007 and 2006.

4.	Notes to financial statements.

B.	Supplemental schedule - Assets (held at end of year)—December 31, 2007.

C.	Exhibit 23 — Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Date: June 27, 2008	By:	/s/ Suzanne Detlefs
Suzanne Detlefs
Plan Administrator

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Table of Contents

December 31, 2007 and 2006

Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Group Benefits Committee and Participants

ChoicePoint Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Frazier & Deeter, LLC

June 27, 2008

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
Assets:
Investments, at fair value:
Money market fund	$1,030,952	$1,021,650
ChoicePoint Inc. common stock	51,748,195	67,730,450
Registered investment companies	156,484,634	135,716,201
Collective trust fund	25,474,342	28,675,748
Loans to participants	3,497,227	3,283,295

Total investments	238,235,350	236,427,344

Receivable from sale of securities	480	376,698
Receivable - due from broker	—	69,375
Interest receivable	4,475	4,931

Total assets	238,240,305	236,878,348

Liability - due to broker	52,814	27,603

Net assets available for benefits at fair value	238,187,491	236,850,745
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	193,137	291,289

Net Assets Available for Benefits	$238,380,628	$237,142,034

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
	2007	2006
Additions to net assets attributable to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(4,443,397)	$851,805
Dividends and interest	12,706,069	8,882,203

Total investment income	8,262,672	9,734,008

Contributions:
Employer - net of earnings on unallocated deposits	4,734,570	4,042,627
Participant	17,177,805	16,187,949
Rollovers from qualified plans	1,407,065	1,357,694

Total contributions	23,319,440	21,588,270

Total additions	31,582,112	31,322,278

Deductions from net assets attributable to:
Participant withdrawals	(30,224,495)	(18,078,788)
Administrative expenses	(119,023)	(103,827)

Total deductions	(30,343,518)	(18,182,615)

Net increase	1,238,594	13,139,663
Transfer of assets to this plan (Note 8)	—	11,179,030

Net Assets Available for Benefits:
Beginning of year	237,142,034	212,823,341

End of year	$238,380,628	$237,142,034

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Description of the Plan:

General

The following brief description of the ChoicePoint Inc. 40l(k) Profit Sharing Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. All employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the “Company”) who have completed 90 days of service are eligible to participate in the Plan and are eligible to receive Company matching contributions. An employee is eligible to receive profit-sharing contributions after they have completed one year of service. Leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan.

Administration

The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Fidelity Institutional Retirement Services Company (“Fidelity”) performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee (“Benefits Committee”) oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company’s Board of Directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the Benefits Committee. The Executive Committee has designated the Company’s Chief People Officer and Vice President of Benefits as the named fiduciaries and plan administrators.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants to reflect each participant’s share of the Plan’s net investment earnings (losses), Company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant’s account). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHOICEPOINT INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 1 - Description of the Plan - continued:

Participant contributions

Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pre-tax or after-tax basis. In addition, each non-highly compensated participant may elect to make supplemental contributions of 1% to 69% of pay on a pre-tax or after-tax basis through payroll deductions, subject to certain Internal Revenue Code (“IRC”) limits. Effective June 1, 2007, the Plan was amended to allow each highly compensated participant to elect to make supplemental contributions of 1% to 5% subject to IRC limits. Prior to June 1, 2007, each highly compensated participant could elect to make supplemental contributions of 1% to 4% subject to IRC limits. Effective September 1, 2007, all participants may also make basic or supplemental contributions as Roth 401(k) contributions (Note 10). In addition, all participants who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions subject to IRC limitations.

Participants who are first credited with an Hour of Service on or after August 1, 2007, are automatically enrolled at a 3% contribution rate, unless such participants opt-out or affirmatively elect another contribution rate at least 30 days before the automatic enrollment contribution is due to commence (Note 10).

Participant contributions are allocated among investment options, as directed by the individual participants.

Company contributions

The Plan requires the Company to make an annual minimum matching contribution of 25% of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company on or after age 50 if age plus years of service is equal to 75 and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. The Company may also make a discretionary matching contribution. For 2007 and 2006, the Company’s minimum and discretionary matching contributions resulted in aggregate matching contributions of 26.11% and 26.52%, respectively, of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary profit-sharing contribution to the Plan each year (“profit-sharing contribution”). The amount of this profit-sharing contribution may vary for different business units of the Company and is allocated among the participants in each business unit based on their relative compensation within the business unit. The Company made no profit-sharing contributions for 2007 and 2006.

CHOICEPOINT INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 1 - Description of the Plan - continued:

Company contributions - continued

As a result of its spin off from Equifax, Inc., the Company agreed to make an annual transition contribution to current ChoicePoint Inc. employees that were employed at the spin off date. The additional benefits were intended to offset the adverse impact of transitioning out of a defined benefit pension plan. The Company elected to make a transition contribution for the 2007 plan year of $1,666,747 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2007. The transition contribution for the 2006 plan year was $1,671,650 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2006. In addition, employees must be age 21 with one year of service as of August 1, 1997 in order to receive a transition contribution. The transition contribution is both age- and service-weighted, with the percentage of compensation contributed ranging from .5% to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions, transition contributions, and profit sharing contributions, if any, are made to the ChoicePoint Stock Fund (“CSF”). Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the Company’s contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2007 and 2006, the Company contributed $4,734,570 and $4,042,627, respectively, to the Plan which was invested in the CSF. Investment (depreciation) appreciation on these funds was ($355,824) and $285,412 for the years ended December 31, 2007 and 2006, respectively. These (losses) earnings, along with the Company’s contributions, were used to fund the matching and transition contributions for the years ended December 31, 2007 and 2006. At December 31, 2007 and 2006, there were no significant unallocated contributions.

Vesting and forfeitures

Participants are 100% vested in their account balances, including all Company contributions, at all times. The transition contribution is fully vested for active employees as of December 31, 2007 and 2006.

Investment options

The Plan’s investment options consist of funds of publicly traded registered investment companies, two collective trust funds (one collective trust fund as of December 31, 2007), and the CSF, which is a unitized fund consisting of shares of ChoicePoint Inc. common stock and shares in a money market fund for liquidity purposes.

CHOICEPOINT INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 1 - Description of the Plan - continued:

Investment options - continued

Participants may direct the investment of their elective deferrals and rollover contributions in and among the Plan’s various investment options. Contributions for participants who have not made an investment election will be invested in the Plan’s default fund, which is the Fidelity Freedom Fund that has a target retirement date closest to a participant’s year of retirement, based on current age and assuming a normal retirement age of 65. The Company profit-sharing contribution, if any, is made to the CSF initially but may be transferred to other investment options at participants’ election. The Company matching and transition contributions are made to the CSF initially. The Plan was amended effective January 1, 2007, to allow, among other things, all participants to transfer Company matching and transition contributions to other investment options at participants’ election. Prior to January 1, 2007, Company matching and transition contributions could not be transferred to other investment options until participants separated from service or attained age 55. Participants may change their investment elections and transfer money between investment options on a daily basis.

Participant withdrawals

Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70 1/2, or he/she may elect to withdraw all, or a portion, of his/her account balance, including Company contributions. If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant’s beneficiary may take a distribution of the participant’s account as soon as administratively feasible after the participant’s death or may defer taking the distribution for up to five years following the participant’s death.

Upon attainment of age 59 1/2, a participant may elect to withdraw all or part of his/her account, excluding the Company contribution portion of the account. In-service withdrawals of a participant’s pre-tax contribution account are allowed in cases of proven financial hardship. If a participant’s account balance is less than $5,000 but greater than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically into an Individual Retirement Account. If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically in a single lump sum cash distribution. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash, in common stock of the Company, or in any combination of the two, at the election of the participant.

CHOICEPOINT INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 1 - Description of the Plan - continued:

Loans to participants

Loans to participants represent borrowings by participants against their accounts. Participants may borrow from their fund accounts any amount greater than $1,000 up to 50% of the participant’s vested account balance, not to exceed $50,000. Loans are for a period not exceeding five years except for the purchase of a primary residence, which such loan shall be for a period not exceeding ten years. Loans are secured by the balances in participants’ accounts and shall bear interest at an agreed-upon percentage based on prevailing market rates. Principal and interest is paid ratably through bi-weekly payroll deductions.

Note 2 - Summary of significant accounting policies:

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants are entitled to their entire account balances in the Plan.

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Effective January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1 and SOP 94-4-1”). These requirements are effective for financial statements issued for periods ending after December 15, 2006. FSP AAG INV-1 and SOP 94-4-1 require investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. In particular, FSP AAG INV-1 and SOP 94-4-1 affected the presentation of the amounts related to the Plan’s

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 2 - Summary of significant accounting policies - continued:

Basis of accounting - continued

participation in the collective trust funds. The statements of net assets available for benefits present the fair value of the investments in the collective trust funds as well as the adjustment from fair value to contract value for the Plan’s proportionate share of fully benefit-responsive investment contracts within the collective trust funds. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment valuation and income recognition

Investments of the Plan are carried at fair value as determined by quoted market prices. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interests in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust. The CSF is valued at its year end closing price (constituting market of shares owned plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative expenses

Most expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan’s Trustee. The brokerage commissions and related expenses on security transactions are included in the net appreciation (depreciation) in fair value of investments.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 3 - Investments:

The fair market values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006 are as follows:

2007:
ChoicePoint Inc. common stock, 1,420,873 shares	$51,748,195
Fidelity Managed Income Portfolio II, 25,667,479 units	25,474,342
Fidelity Spartan US Equity Index Fund, 402,144 shares	20,871,262
Fidelity Diversified International Fund, 502,672 shares	20,056,600
Fidelity Capital Appreciation Fund, 717,843 shares	19,209,472
Fidelity Low-Priced Stock Fund, 438,942 shares	18,053,680
Templeton Developing Markets A Fund, 392,307 shares	11,965,356
2006:
ChoicePoint Inc. common stock, 1,719,920 shares	$67,730,450	*
Fidelity Managed Income Portfolio, 27,360,745 units	27,088,487
Fidelity Low-Priced Stock Fund, 453,084 shares	19,727,269
Fidelity Spartan US Equity Index Fund, 412,798 shares	20,714,202
Fidelity Capital Appreciation Fund, 646,966 shares	17,539,243
Fidelity Diversified International Fund, 399,637 shares	14,766,592

*	A portion of this investment is nonparticipant-directed for 2006 (see Note 4).

Net appreciation (depreciation) in fair value of investments

The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year. The net appreciation (depreciation) in the fair value of investments by category for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
ChoicePoint Inc. common stock	$(4,038,064)	$(8,173,502)
Registered investment companies	(405,333)	9,025,307

	$(4,443,397)	$851,805

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 4 - Nonparticipant-directed fund information:

The following presents the net assets available for benefits of the CSF. Effective January 1, 2007, the CSF, including the related money market fund, is participant-directed (Note 1). Effective through December 31, 2006, the CSF, including the related money market fund, includes both participant and nonparticipant-directed components.

Effective through December 31, 2006, the employer matching and transition contribution portions of the CSF for employees who have not attained age 55 were considered to be nonparticipant-directed and represent approximately 32% of the net assets available in the CSF as of December 31, 2006:

2006
Investments:
Money market fund	$1,021,650
ChoicePoint Inc. common stock	67,730,450

68,752,100
Securities receivable	376,698
Other receivable	69,375
Interest receivable	4,931
Liability - due to broker	(27,603)

Net assets available for benefits	$69,175,501

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 4 - Nonparticipant-directed fund information - continued:

The change in net assets available for benefits for the CSF for the year ended December 31, 2006 is as follows:

2006
Additions from net assets attributable to:
Participant contributions	$2,174,875
Employer contributions, net of earnings on unallocated deposits	4,042,627
Interest	162,751

Total additions	6,380,253

Deductions from net assets attributable to:
Participant withdrawals	(4,288,260)
Loan withdrawals	(517,839)
Net interfund transfers	(3,789,756)
Net depreciation in fair value of ChoicePoint Inc. common stock	(8,173,502)

Total deductions	(16,769,357)

Net decrease	(10,389,104)
Net assets available for benefits, beginning of year	79,564,605

Net assets available for benefits, end of year	$69,175,501

Note 5 - Related-party transactions:

The Plan invests in shares of registered investment companies and units of common collective trust funds managed by affiliates of Fidelity Management Trust Company, the Trustee for investments in the Plan. The Plan also allows participants to purchase common stock of ChoicePoint Inc. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 6 - Income tax status

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 2005, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and, therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Note 7 - Risks and uncertainties:

The Plan utilizes various investment instruments including registered investment companies, collective trust funds, and ChoicePoint Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 8 - Plan transfers:

On June 1, 2006, the VitalChek Network 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $2,197,969 were transferred to the Plan on that date.

On August 1, 2006, the iMapData, Inc. 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $285,364 were transferred to the Plan on that date.

On October 2, 2006, the Customer Development Corporation Thrift and Savings Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $8,449,977 were transferred to the Plan on that date.

On October 2, 2006, the NSA Corporation Profit Sharing 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $245,720 were transferred to the Plan on that date.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 9 - Plan sponsor litigation:

A class action lawsuit was filed in the United States District Court for the Northern District of Georgia on May 20, 2005 against ChoicePoint Inc. and certain individuals who are alleged to be Plan fiduciaries. The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of ChoicePoint Inc. stock by the Plan on and after November 24, 2004. Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs. On April 14, 2006, the defendants filed a motion to dismiss, which the court granted on March 7, 2007, disposing of the case in its entirety. On March 21, 2007, plaintiffs filed a Motion for Reconsideration, which was denied on June 19, 2007.

On July 12, 2007, plaintiffs filed a notice of appeal with the United States Court of Appeals for the Eleventh Circuit. On August 1, 2007, the Kinnard Mediation Center of the United States Court of Appeals for the Eleventh Circuit scheduled the appeal for mediation. Beginning on August 22, 2007, and proceeding for approximately the next six weeks, the parties engaged in negotiations and formal mediation sessions and eventually reached agreement on settlement terms.

Under the terms of the settlement, conditioned on final approval by the district court, defendants will implement the following:

(a) Through December 31, 2010, Plan participants shall have the right to direct matching contributions made to their Plan accounts (invested initially in the ChoicePoint Stock Fund) among the same alternatives available for Plan participants’ own contributions.

(b) Through December 31, 2010, ChoicePoint shall make matching contributions to Plan participants’ accounts at a rate of at least 25% of the participant’s own contributions (of up to the first 6% of the participant’s pay).

(c) Through December 31, 2010, the investment education programs and services available to Plan participants as of October 12, 2007 shall remain in effect in substantially the same form and on substantially the same terms.

(d) Through December 31, 2010, ChoicePoint shall post electronically on its in-house intranet site language regarding the risks of investing in a single undiversified stock.

In addition, Defendants will pay attorney fees and expenses in the amount of $100,000 as well as a $10,000 case contribution award to the named plaintiff. On November 21, 2007, the parties filed a stipulation of settlement with the district court. On December 5, 2007, the parties filed a Joint Motion for Preliminary Approval of Class Action Settlement.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 9 - Plan sponsor litigation - continued:

Because of concerns that the district court would lack jurisdiction to effectuate the settlement while the matter was on appeal to the Eleventh Circuit, on or about March 20, 2008, plaintiff filed a motion for remand for the limited purpose of allowing the district court to consider motions for preliminary and final approval of the settlement and to take actions necessary to effectuate the settlement. On April 28, 2008, the Eleventh Circuit granted this motion.

Because of similar concerns following the district court’s entry of dismissal, on March 28, 2008, the parties filed a Joint Motion to Vacate the entry of judgment and dismissal and requested that the district court reinstate the lawsuit so that it could take actions necessary to effectuate the settlement. On May 28, 2008, the court granted this motion and reinstated the lawsuit. On June 12, 2008, a preliminary approval hearing was held before the district court. On the same day, the district court entered an order (1) preliminarily approving the settlement and certifying a settlement class; (2) approving the form of the class notice and directing delivery of the notice; (3) and scheduling a settlement fairness hearing for September 16, 2008.

Attorney fees, expenses and fees of the independent fiduciary, and the named plaintiff’s case contribution award will be paid by ChoicePoint Inc. and will be settled outside the Plan.

Note 10 - Plan amendments:

The Plan was amended in June 2007 to allow highly compensated participants to make supplemental contributions of 1% to 5% of eligible compensation, subject to IRC limits, thereby increasing the previous limit on supplemental contributions of highly compensated participants from 4% to 5% of eligible compensation effective June 1, 2007.

The Plan was amended and restated in August 2007 to add the following provisions:

(a) Effective September 1, 2007, participants may elect to make Roth Contributions to the Plan;

(b) Effective August 1, 2007 (the “Automatic Enrollment Effective Date”), an Eligible Employee (“Automatic Enrollment Participant”) who is first credited with an Hour of Service on or after the Automatic Enrollment Effective Date shall be deemed to have elected to make a Basic Elective Contribution equal to 3% of the Eligible Employee’s Applicable Compensation effective with respect to the first payroll period after the Eligible Employee has met the Plan’s 90 day service requirement, unless the Eligible Employee elects to opt-out of such contribution at least 30 days before the date the 3% contribution is due to commence. An Eligible Employee may elect to participate at a percentage of Applicable Compensation which is other than 3% and may also affirmatively elect to participate by making Roth Contributions; and

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 10 - Plan amendments - continued:

(c) Effective March 1, 2008 and each subsequent March 1 (“Automatic Enrollment Increase Date”), the Elective Contribution rate of each Automatic Enrollment Participant whose date of hire precedes by six months or more the particular Automatic Enrollment Increase Date will be increased by 1%, regardless of whether the contribution rate is at the automatic contribution rate of 3% described in (b) above, or a rate selected by the participant; provided, however, that the contribution rate which goes into effect automatically shall in no case exceed 10% of a participant’s Applicable Compensation. Participants may elect to opt-out of the automatic increase at least 30 days before the date the increase is due to commence. Participants may also modify or revise the Elective Contribution election with respect to any pay period occurring after the automatic increase goes into affect.

Note 11 - Subsequent events:

ChoicePoint Inc. proposed merger with Reed Elsevier

On February 20, 2008, ChoicePoint entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among ChoicePoint, Reed Elsevier Group plc (“Reed Elsevier”) and Deuce Acquisition Inc., under which ChoicePoint would be acquired by Reed Elsevier. The transaction has a total value of approximately $4.1 billion, based on an offer of $50.00 per share and the assumption of approximately $600 million of net debt.

On April 16, 2008 at a special meeting of the shareholders of the Company, ChoicePoint shareholders voted to approve the Merger Agreement. More than 99.5 percent of all votes cast were voted in favor of the transaction. The consummation of the transaction remains subject to receipt of required regulatory approval and satisfaction of customary closing conditions as described in the Merger Agreement.

On April 29, 2008, the Company announced that it and Reed Elsevier had received a request for additional information from the Federal Trade Commission (the “FTC”) regarding the proposed merger between the companies. In addition, the companies have been notified of parallel reviews by the attorneys general of certain states. The FTC information request was issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The companies intend to cooperate fully and respond expeditiously to the FTC.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 11 - Subsequent events - continued:

ChoicePoint Inc. proposed merger with Reed Elsevier—continued

Reed Elsevier and the Company submitted a notice of the proposed transaction (the “Notice”) to the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to the Exon-Florio provisions of the Defense Production Act of 1950, as amended. On June 6, 2008, the Department of the Treasury, which is reviewing the parties’ Notice on behalf of CFIUS, notified the parties that it had commenced a 45-day investigative period, which expires July 21, 2008.

The Company expects that the transaction will close later in the year. The Company has made no decision to terminate or merge the Plan.

Securities class action litigation

On March 4, 2005, an alleged purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with the fraudulent access of ChoicePoint sensitive consumer data. Additional complaints alleging substantially similar claims were subsequently filed by other purchasers of the Company’s securities in the Central District of California and in the Northern District of Georgia. The cases pending in the Central District of California were transferred to the Northern District of Georgia, and each of the pending cases was consolidated into a single consolidated action on August 5, 2005.

On November 15, 2005, the court entered an order appointing the Alaska Laborers Employers Retirement Fund as lead plaintiff for the proposed plaintiff class, consisting of those who purchased the Company’s publicly traded securities between March 12, 2004 and March 4, 2005. Plaintiffs filed a consolidated complaint on January 13, 2006. Defendants filed a Motion to Dismiss the consolidated complaint on March 14, 2006, and that motion was fully briefed as of May 30, 2006. On November 21, 2006, the District Court denied Defendants’ Motion to Dismiss. On December 4, 2006, Defendants filed a Motion to Certify the November 21, 2006 Order for interlocutory review by the Eleventh Circuit, which was granted by the District Court on January 10, 2007. The District Court also stayed proceedings pending Defendants’ appeal to the Eleventh Circuit. On January 25, 2007, Defendants filed with the Eleventh Circuit a Petition for Permission to Appeal the District Court’s November 21, 2006 Order, to which Plaintiffs responded on February 16, 2007. On May 1, 2007, the Eleventh Circuit denied Defendants’ Petition for Permission to Appeal.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements - Continued

December 31, 2007 and 2006

Note 11 - Subsequent events - continued:

Securities class action litigation - continued

On June 11, 2007 the District court re-opened the case and ordered Defendants to file an answer by June 25, 2007. In accordance with that order the Defendants answered on June 25, 2007. On June 29, 2007 Defendants filed a Motion for Reconsideration, or in the Alternative, Renewed Motion to Dismiss, asking the Court, in light of two recent decisions of the United States Supreme Court, to reconsider its November 21, 2006 Order denying the Defendants’ initial motion to dismiss the Consolidated Class Action Complaint. In connection with the Motion for Reconsideration, Defendants also file a Motion for Temporary Stay of Discovery seeking a stay of all discovery while the Motion for Reconsideration was pending before the Court. Plaintiffs agreed to the stay, and on July 16, 2007 the Court entered an order staying all discovery in the case until after ruling on Defendants Motion for Reconsideration, or in the Alternative, Renewed Motion to Dismiss.

On November 29, 2007 the parties concluded mediation efforts with an agreement to settle and dismiss with prejudice the case in exchange for $10 million and certain other non-monetary settlement terms. The parties filed a stipulation of settlement with the Court on March 7, 2008, and on March 24, 2008, the Court entered an order preliminarily approving the settlement. A hearing concerning final approval of the settlement was held on June 12, 2008. At the conclusion of the final fairness hearing, the Court approved the settlement and indicated that it would issue a final order reflecting the ruling upon receipt from counsel of proposed findings of fact and conclusions of law.

It is not possible at this stage to estimate the amount of any potential recovery by the Plan in the proposed settlement of this litigation. Proofs of claim have not yet been submitted, and the necessary data for determining relevant purchases and sales has not yet been obtained from the Trustee and reviewed for the purpose of allocation of any recovery.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

EIN 58-2309650

Plan Number—001

December 31, 2007

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost**	Fair Value
	COMMON STOCK:
*	ChoicePoint Inc.	Common Stock, 1,420,873 shares		51,748,195
	COLLECTIVE TRUST:
*	Fidelity Group Trust for Employee Benefit Plans	Managed Income Portfolio II, 25,667,479 units		25,474,342
	MONEY MARKET FUNDS:
*	Fidelity Investments	Institutional Cash Portfolio, 1,030,952 shares		1,030,952
	REGISTERED INVESTMENT COMPANIES:
*	Fidelity Concord Street Trust	Spartan US Equity Index Fund, 402,144 shares		20,871,262
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 502,672 shares		20,056,600
*	Fidelity Capital Trust	Fidelity Capital Appreciation Fund, 717,843 shares		19,209,472
*	Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund, 438,942 shares		18,053,680
	Templeton Developing Markets Trust	Templeton Developing Markets A Fund, 392,307 shares		11,965,356
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 204,208 shares		11,264,137
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund, 649,297 shares		10,265,384
	The Royce Funds	Royce Value Plus SER Fund, 682,852 shares		9,430,190
*	Fidelity Concord Street Trust	Fidelity U.S. Bond Index Portfolio, 715,019 shares		7,786,553
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund, 458,654 shares		6,797,254
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund, 299,561 shares		4,948,743
*	Fidelity Puritan Trust	Pimco High Yield ADM Fund, 394,453 shares		3,763,080
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund SM, 383,591 shares		3,732,337
	Northern Institutional Funds	Northern Small Cap Value Fund, 263,284 shares		3,657,014
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 209,777 shares		2,401,947
*	Fidelity Fixed-Income Trust	Fidelity Short-Term Bond Fund, 155,825 shares		1,340,097
	JP Morgan Trust	JP Morgan Small Cap Equity Fund, 22,296 shares		697,869
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2050 Fund, 21,317 shares		243,659

	Total registered investment companies			156,484,634
*	Participant loans	Participant loans, interest rates ranging from 5.75% to 10.50%		3,497,227

	Total			238,235,350

*	Indicates a party-in-interest to the Plan, as defined by ERISA.
**	Cost is not required for participant-directed investments